SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2009
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw delivers solid first quarter results
Calgary, Alberta (January 14, 2009) — Shaw Communications Inc. today announced results for the first quarter ended November 30, 2008. Consolidated service revenue and service operating income before amortization1 of $817 million and $368 million, respectively, improved 10% and 11% over the comparable period last year. Funds flow from operations2 increased to $312 million compared to $286 million in the same period last year.
During the quarter Basic cable subscribers increased 9,198 to 2,257,394, Digital and Internet customers grew by 60,717 to 967,037 and 31,152 to 1,597,114, respectively, and Digital Phone lines were up 56,597 to 668,528. DTH customers increased 448 to 892,976.
Free cash flow1 for the quarter was $113 million compared to $90 million for the same period last year. The improvement in free cash flow was mainly achieved through higher service operating income before amortization and after taking into account increased capital investment.
Chief Executive Officer and Vice Chair Jim Shaw commented “We continue to leverage the capabilities of our robust broadband network to deliver solid subscriber growth in spite of increased Telco competition. A new Digital rental strategy was implemented late in October and we are seeing early success with a record quarterly gain of over 60,000 customers. On a year-to-date basis we’ve added over 100,000 customers and have now surpassed 1,000,000 Digital customers. Our strategy of providing customers with a greater range of alternatives to take advantage of superior value home entertainment options in difficult economic times is paying dividends. We continue to see growth in Basic cable and DTH customers, Digital Phone additions were strong, and we are maintaining our position as one of the North American leaders in Internet penetration. Our ongoing investment in the network, including node segmentation and DOCSIS 3.0 deployment, will further increase our delivery capabilities.”
Mr. Shaw continued: “Our financial results were also solid reflecting our disciplined approach in managing the operations and focus on our core businesses. We are on track to achieve our free cash flow guidance for the year of at least $500 million.”
Net income of $123 million or $0.29 per share for the quarter ended November 30, 2008 compared to $112 million or $0.26 per share for the same quarter last year. The periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A). The prior period included a net duty recovery of approximately $22 million before income taxes related to the importation of satellite receivers. Excluding the non-operating items, net income for the current three month period ended November 30, 2008 would have been $122 million compared to $96 million last year. 3

Service revenue in the Cable division was up 11% for the three month period to $629 million compared to $565 million in the same period last year. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization improved 11% to $303 million for the quarter.
Service revenue in the Satellite division was $188 million for the three month period, up 6% over the comparable period last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the quarter was $65 million, an increase of 7% over the same period last year.
On November 12, 2008 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009. In the quarter Shaw repurchased 1,683,000 shares for cancellation for $34 million.
In December 2008 Shaw’s corporate debt rating was upgraded by Standard and Poor’s to investment grade. DBRS had previously upgraded the Company to this status in February 2007. These ratings reflect Shaw’s solid business position as the largest cable operator in Western Canada, the Company’s improved credit metrics over the past several years, and its moderate financial risk profile.
In closing, Mr. Shaw commented “We continue to deliver solid results in these uncertain economic times due to the quality and value of our products, our focus on the customer, and prudent financial management of the operations. We will continue with this focus throughout the remainder of the year to successfully meet the challenges that lie ahead.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including 1.6 million Internet and 670,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release. For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
NOVEMBER 30, 2008
January 7, 2009
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2008 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FIRST QUARTER ENDING NOVEMBER 30, 2008
Selected Financial Highlights

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	817,468	743,828	9.9
Service operating income before amortization (1)	367,797	332,909	10.5
Operating margin (1)	45.0%	44.8%	0.2
Funds flow from operations (2)	311,967	286,342	8.9
Net income	123,077	112,223	9.7
Per share data:
Earnings per share — basic and diluted	$0.29	$0.26
Weighted average participating shares outstanding during period (000’s)	427,764	431,750

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended November 30,
	November 30, 2008	2008	2007

Subscriber statistics:
Basic cable customers	2,257,394	9,198	8,138
Digital customers	967,037	60,717	39,496
Internet customers (including pending installs)	1,597,114	31,152	34,719
DTH customers	892,976	448	1,544
Digital phone lines (including pending installs)	668,528	56,597	50,339

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $817.5 million for the quarter was up 9.9% over the comparable period last year. Total service operating income before amortization of $367.8 million improved 10.5% over the same period.

•	During the quarter Basic cable subscribers increased 9,198 to 2,257,394, Digital and Internet customers grew by 60,717 to 967,037 and 31,152 to 1,597,114, respectively, and Digital Phone lines grew by 56,597 to 668,528. DTH customers increased 448 to 892,976.

•	Consolidated free cash flow[1] for the quarter was $113.4 million compared to $89.8 million for the same period last year.

•	Shaw repurchased 1,683,000 of its Class B Non-Voting Shares for cancellation during the quarter for $33.6 million.

•	In December, Shaw’s corporate debt rating was upgraded by Standard and Poor’s to investment grade.
Consolidated Overview
Consolidated service revenue of $817.5 million for the quarter improved 9.9% over the same period last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month period improved 10.5% over the comparable period to $367.8 million. The increase was driven by the revenue improvements partially offset by higher employee and other costs related to growth.
Net income was $123.1 million for the quarter compared to $112.2 million for the same period last year. Non-operating items affected net income in both periods including a net duty recovery related to satellite importations of $22.3 million in the comparable period. Outlined below are further details on this and other operating and non-operating components of net income for each quarter.

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	November 30, 2008	of interest	operating	November 30, 2007	of interest	operating

Operating income	232,736			205,881
Amortization of financing costs — long-term debt	(946)			(979)
Interest expense — debt	(57,210)			(59,716)

Operating income after interest	174,580	174,580	—	145,186	145,186	—
Other gains	1,682	—	1,682	23,535	—	23,535

Income before income taxes	176,262	174,580	1,682	168,721	145,186	23,535
Income tax expense	53,318	52,805	513	56,582	48,698	7,884

Income before the following	122,944	121,775	1,169	112,139	96,488	15,651
Equity income on investee	133	—	133	84	—	84

Net income	123,077	121,775	1,302	112,223	96,488	15,735

[1]	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	November 30, 2008 net income
	compared to:
	Three months ended
	August 31, 2008	November 30, 2007

(000’s Cdn)
Increased (decreased) service operating income before amortization	(1,730)	34,888
Increased amortization	(7,436)	(8,000)
Decreased (increased) interest expense	(647)	2,506
Change in net other costs and revenue (1)	3,256	(21,804)
Decreased (increased) income taxes	(2,744)	3,264

	(9,301)	10,854

(1)	Net other costs and revenue include: other gains and equity income on investee as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit).
Basic earnings per share of $0.29 for the quarter increased $0.03 over the same period last year. The current quarter had improved service operating income before amortization of $34.9 million partially offset by higher amortization of $8.0 million, while the comparable period benefitted from a net duty recovery of $22.3 million.
Net income in the current quarter decreased $9.3 million over the fourth quarter of fiscal 2008 mainly due to higher amortization in the current period.
Funds flow from operations was $312.0 million in the first quarter compared to $286.3 million in the comparable quarter. The improvement over the comparative period was mainly due to increased service operating income before amortization.
Consolidated free cash flow for the three month period of $113.4 million compared to $89.8 million in the same period last year. The growth over the comparable three month period was mainly due to improved service operating income before amortization of $34.9 million partially offset by increased capital investment of $13.7 million. The Cable division generated $75.7 million of free cash flow for the quarter compared to $60.4 million in the comparable period. The Satellite division achieved free cash flow of $37.7 million for the quarter compared to $29.4 million in the same period last year.
In November 2008 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2009 and Shaw is authorized to repurchase up to 35,000,000 Class B Non-Voting Shares. In the three months ended November 30, 2008 the Company repurchased 1,683,000 of its Class B Non-Voting Shares for $33.6 million.
In December 2008 Shaw’s corporate debt rating was upgraded by Standard and Poor’s to investment grade. DBRS had previously upgraded the Company to this status in February 2007. These ratings reflect Shaw’s solid business position as the largest cable operator in Western Canada, the Company’s improved credit metrics over the past several years, and its moderate financial risk profile.

Shaw Communications Inc.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings (Deficit). It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net).
Commencing in 2009, for the purpose of determining free cash flow, the Company revised its calculation of capital expenditures to net proceeds on capital dispositions. Historically, the proceeds received on the sale of property, plant and equipment were not included in the free cash flow calculation as they were generally nominal. The Company expects these will be more material on a prospective basis as it commences to consolidate its operating groups at its new campus style facility in Calgary, disposes of redundant assets, and replaces various operating assets as it continues to upgrade and improve competitiveness. The definition of free cash flow is more fully described in the Company’s August 31, 2008 Annual Report on page 10.

Shaw Communications Inc.
Consolidated free cash flow is calculated as follows:

	Three months ended
	November 30,
	2008	2007

($000’s Cdn)
Cable free cash flow (1)	75,747	60,426
Combined satellite free cash flow (1)	37,693	29,358

Consolidated	113,440	89,784

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn)
Service revenue (third party)	629,354	565,478	11.3

Service operating income before amortization (1)	303,175	272,747	11.2
Less:
Interest expense	50,304	51,003	(1.4)

Cash flow before the following:	252,871	221,744	14.0

Capital expenditures and equipment costs (net):
New housing development	24,107	28,870	(16.5)
Success based	33,437	23,836	40.3
Upgrades and enhancement	69,132	74,987	(7.8)
Replacement	15,140	14,795	2.3
Buildings/other	35,308	18,830	87.5

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	177,124	161,318	9.8

Free cash flow (1)	75,747	60,426	25.4

Operating margin	48.2%	48.2%	—

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	During the quarter Shaw added 60,717 Digital customers and as at November 30, 2008 had 967,037 customers representing almost 43% penetration of Basic. On a fiscal year-to-date basis the Company has now added over 100,000 customers, recently surpassing 1,000,000 Digital customers.

•	Digital Phone lines increased 56,597 during the quarter to 668,528 lines at November 30, 2008. The Digital Phone footprint grew in the quarter with continued launches in various smaller centres in Alberta.

•	During the quarter Shaw added 31,152 Internet customers to total 1,597,114 as at November 30, 2008. Internet penetration of Basic now stands at 70.8% up from 69.7% at August 31, 2008.

Shaw Communications Inc.
•	Basic customers increased 9,198 during the quarter to 2,257,394 at November 30, 2008.
Cable service revenue for the quarter of $629.4 million improved 11.3% over the same period last year. Customer growth and rate increases accounted for the increase. Service operating income before amortization of $303.2 million was up 11.2% over the comparable three month period. The increase was driven by revenue related growth and additional contribution from Digital Phone, partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support. The current quarter also included higher expenses for CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service revenue was up $8.9 million over the fourth quarter of fiscal 2008 primarily due to customer growth. Service operating income before amortization improved $1.0 million over this same period primarily due to the revenue related growth partially reduced by increased employee related costs and other expenses related to business growth.
Total capital investment for the quarter was $177.1 million compared to $161.3 million in the same period last year.
Investment in Buildings and Other was up $16.5 million compared to the same quarter last year. The increase resulted primarily from higher spending in the current quarter on facilities projects to relocate certain Calgary employees to the new Shaw campus facility, as well as IT related projects to upgrade back office and customer support systems. In conjunction with the employee relocation undertaken in the quarter the Company negotiated the sale of certain redundant facilities. This sale transaction closed in December.
Success-based capital for the quarter increased $9.6 million over the same period last year. Digital success-based capital was up as a result of increased customer activations associated with a new rental strategy as well as reduced customer pricing on certain digital equipment. Digital Phone success-based capital also increased in the current period due to customer growth.
During the first quarter spending in the Upgrades and enhancement category was down $5.9 million compared to the same period last year. The current period included higher spending on Internet projects to enhance the speed of Shaw’s various Internet offerings. This increase was more than offset by higher spending in the prior period on Digital Phone capital mainly related to the expansion of softswitch and network capacity to accommodate continued growth. The Internet speed increases are expected to be rolled out over the next several months.
Spending in New housing development declined $4.8 million over the same period last year.
During the quarter Shaw launched a new Digital rental program and plans to focus on growing its Digital customer base over the next several years. The Company has shown early success with this program achieving a record quarterly subscriber gain of 60,717. As at November 30, 2008 Digital penetration of Basic stands at 42.8% compared to 40.3% at August 31, 2008.
Customer demand for HD services continues to grow. Recently Shaw added the Big Ten Network and Golf Channel to its HD channel line-up, appealing to all sports fans. Shaw now offers 52 HD channels and has over 375,000 HD capable customers.

Shaw Communications Inc.
Shaw’s Digital Phone footprint continued to expand during the quarter with launches in Devon, Bowden, Didsbury, Penhold, Bentley, Blackfalds and Nisku, all in Alberta. Shaw added 56,597 Digital Phone lines during the quarter and the service is now available to almost 95% of homes passed.
Subscriber Statistics

			Three months ended
			November 30, 2008
				Change
	November 30, 2008	August 31, 2008(1)	Growth	%

CABLE:
Basic service:
Actual	2,257,394	2,248,196	9,198	0.4
Penetration as % of homes passed	63.4%	63.5%
Digital customers	967,037	906,320	60,717	6.7

INTERNET:
Connected and scheduled	1,597,114	1,565,962	31,152	2.0
Penetration as % of basic	70.8%	69.7%
Standalone Internet not included in basic cable	227,640	214,127	13,513	6.3

DIGITAL PHONE:
Number of lines(2)	668,528	611,931	56,597	9.2

(1)	August 31, 2008 is restated for comparative purposes as if the acquisition of the Lindell Beach cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	165,776	156,267	6.1
Satellite Services	22,338	22,083	1.2

	188,114	178,350	5.5

Service operating income before amortization (1)
DTH (Star Choice)	52,489	47,950	9.5
Satellite Services	12,133	12,212	(0.6)

	64,622	60,162	7.4
Less:
Interest expense (2)	6,563	8,363	(21.5)

Cash flow before the following:	58,059	51,799	12.1

Capital expenditures and equipment costs (net):
Success based (3)	19,481	21,544	(9.6)
Transponders and other	885	897	(1.3)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	20,366	22,441	(9.2)

Free cash flow (1)	37,693	29,358	28.4

Operating Margin	34.4%	33.7%	0.7

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
Operating Highlights
•	Free cash flow of $37.7 million for the quarter compares to $29.4 million in the same period last year.

•	During the quarter Star Choice added 448 customers and as at November 30, 2008 DTH customers now total 892,976.

•	In October Star Choice received awards from SQM for excellence in customer satisfaction in the call centre industry.
Service revenue was up 5.5% over the comparable quarter last year to $188.1 million. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization of $64.6 million for the quarter improved 7.4% over the same period last year. The increase was mainly due to the revenue related growth partially offset by higher employee related and other costs to support customer service and growth. The current quarter also included higher expenses for CRTC Part II fees as the Company had stopped accruing for these in October 2007 and reinstated the accrual in May 2008.
Service operating income before amortization declined $2.7 million from the fourth quarter. The decrease was mainly due to the recovery of provisions related to certain contractual matters in the prior period.

Shaw Communications Inc.
Total capital investment of $20.4 million for the quarter compared to $22.4 million for the same period last year. Success-based capital declined $2.1 million mainly due to lower shipments to retailers and reduced customer activations.
During the quarter Star Choice won two major awards for Call Centres across North America from the SQM Group, an independent benchmarking company. The awards included the Highest Customer Satisfaction Rating in the media/telecom category, and Best Customer First Call Resolution. Star Choice stands behind the 24/7/365 service commitment and everyday strives to deliver an exceptional customer experience.
Subscriber Statistics

			Three months ended
			November 30, 2008
	November 30, 2008	August 31, 2008	Growth	Change %

Star Choice customers (1)	892,976	892,528	448	0.1

(1)	Including seasonal customers who temporarily suspend their service.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn)
Amortization revenue (expense) -
Deferred IRU revenue	3,137	3,137	—
Deferred equipment revenue	33,037	29,579	11.7
Deferred equipment costs	(60,429)	(56,871)	6.3
Deferred charges	(256)	(256)	—
Property, plant and equipment	(110,550)	(102,617)	7.7

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative period is primarily due to continued growth in higher priced HD digital equipment.
Amortization of property, plant and equipment increased over the comparable period as the amortization of capital expenditures incurred in fiscal 2008 and 2009 exceeded the impact of assets that became fully depreciated.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn)
Amortization of financing costs — long-term debt	946	979	(3.4)
Interest expense — debt	57,210	59,716	(4.2)

Interest expense decreased over the comparative period as a result of lower average debt levels and a decrease in the average cost of borrowing.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In addition, the first quarter of the current year includes a gain of $10.8 million on cancellation of a bond forward contract while the first quarter of the prior year included a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes fluctuated over the comparative period due to a reduction in the enacted corporate income tax rates in the second quarter of last year partially offset by higher pre-tax income in the current year.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2008. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2008 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at November 30, 2008 and August 31, 2008 were $8.4 billion. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2008.
Current assets declined $20.3 million due to a decrease in future income taxes of $42.6 million which was partially offset by an increase in accounts receivable of $15.9 million and inventories of $5.6 million. Future income taxes declined due to the use of non-capital loss carryforwards. Inventories increased due to timing of equipment purchases while accounts receivable were up primarily due to higher shipments to retailers, subscriber growth and a rate increase.
Property, plant and equipment increased $55.2 million as current year capital expenditures exceeded amortization.

Shaw Communications Inc.
Deferred charges were up $7.4 million due to an increase in deferred equipment costs of $9.4 million.
Current liabilities (excluding current portion of long-term debt and derivative instruments) decreased $98.8 million due to a decrease in accounts payable of $132.0 million partially offset by increases in bank indebtedness of $27.3 million and unearned revenue of $5.9 million. Accounts payable decreased due to payment of the remaining amount owing in respect of wireless spectrum licenses. Unearned revenue increased primarily due to customer growth.
Total long-term debt increased $264.7 million as a result of a net increase in bank borrowings of $95.0 million and an increase of $168.9 million relating to the translation of hedged US denominated debt.
Other long-term liability was higher due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) decreased $189.1 million of which $168.9 million was in respect of the foreign exchange gain on the notional amounts of the derivatives relating to hedges on long-term debt.
Future income taxes increased by $17.9 million due to the future income tax expense recorded in the current year.
Share capital decreased by $0.2 million primarily due to the issuance of 450,642 Class B Non-Voting Shares under the Company’s option plans for $7.5 million offset by the repurchase of 1,683,000 Class B Non-Voting Shares for $33.6 million of which $8.6 million reduced stated share capital and $25.0 million was charged against retained earnings. As of December 31, 2008, share capital is as reported at November 30, 2008 with the exception of the issuance of 1,771,445 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive loss decreased due to a decline in the unrealized loss on derivative instruments related to US denominated long-term debt and the realized gains on cancellation of certain US dollar forward purchase contracts in respect of capital expenditures and equipment costs.
LIQUIDITY AND CAPITAL RESOURCES
In the current quarter, the Company generated $113.4 million of consolidated free cash flow. Shaw used its free cash flow along with a net increase in debt and bank indebtedness of $122.3 million, proceeds on cancellation of US dollar forward purchase contracts and a bond forward contract of $24.1 million, proceeds on issuance of Class B Non-Voting Shares of $7.5 million and other net items of $4.4 million to purchase $33.6 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $85.6 million and fund the final cash payment of $152.5 million related to deposits on wireless spectrum licenses.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period

Shaw Communications Inc.
November 19, 2008 to November 18, 2009. During the quarter, the Company repurchased 1,683,000 Class B Non-Voting Shares for $33.6 million.
At November 30, 2008, Shaw had access to $827.8 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended November 30,
			Change
	2008	2007	%

($000’s Cdn)
Funds flow from operations	311,967	286,342	8.9
Net increase in non-cash working capital balances related to operations	(6,947)	(187)	>100.0

	305,020	286,155	6.6

Funds flow from operations increased over comparative quarter primarily due to growth in service operating income before amortization. The net change in non-cash working capital balances over the comparative periods is due to timing of payment of accounts payable and accrued liabilities and increases in accounts receivable due to subscriber growth and rate increases.
Investing Activities

	Three months ended November 30,
	2008	2007	Increase

($000’s Cdn)
Cash flow used in investing activities	(326,421)	(142,540)	183,881

The cash used in investing activities increased over the comparative period due to the final cash outlay in respect of deposits for the wireless spectrum licenses partially offset by proceeds on cancellation of certain US dollar forward purchase contracts in the current quarter while the prior quarter benefitted from a customs duty recovery on equipment costs.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended November 30,
	2008	2007

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings	122.3	44.7
Repayment of senior unsecured notes	—	(296.8)
Dividends	(85.6)	(71.2)
Repayment of Partnership debt	(0.1)	(0.1)
Issue of Class B Non-Voting Shares	7.5	14.5
Purchase of Class B Non-Voting Shares for cancellation	(33.6)	—
Proceeds on cancellation of bond forward contract	10.8	—

	21.3	(308.9)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating		Basic and	Funds flow
	Service	income before		diluted earnings	from
	revenue	amortization(1)	Net income	per share	operations(2)

($000’s Cdn except per share amounts)
2009
First	817,468	367,797	123,077	0.29	311,967
2008
Fourth	805,700	369,527	132,378	0.31	321,276
Third	792,149	356,089	128,113	0.30	310,984
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt repayment and retirement, the impact of the net change in non-operating items such as other gains, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the first and third quarters of 2008 and first quarter of 2009. Net income declined by $23.7 million in the first quarter of 2008 and by $170.7 million in the third quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $35.5 million and $188.0 to net income in the fourth quarter of 2007 and second quarter of 2008, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in net income in the first quarter of 2009 of $9.3 million is mainly due to an increase in

Shaw Communications Inc.
amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s November 30, 2008 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2009 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. The Company will begin reporting under IFRS in

Shaw Communications Inc.
the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.
2009 GUIDANCE
The Company’s preliminary view with respect to 2009 guidance was provided coincident with the release of its fourth quarter 2008 results on October 23, 2008. It called for service operating income before amortization in the Cable division to increase approximately 10%, modest growth in the Satellite division, and free cash flow of at least $500 million. There are no revisions to the guidance at this time.
Certain important assumptions for 2009 guidance purposes include: customer growth continuing generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; cash income taxes to be paid or payable in 2009; and a stable regulatory fee and rate environment, with CRTC Part II fees payable. While the Company does anticipate weakening economic conditions in Western Canada, it does not see any material changes to its business at this time.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating

Shaw Communications Inc.
subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	November 30, 2008	August 31, 2008

ASSETS
Current
Accounts receivable	204,031	188,145
Inventories	57,412	51,774
Prepaids and other	28,057	27,328
Future income taxes	94,666	137,220

	384,166	404,467
Investments and other assets	197,884	197,979
Property, plant and equipment	2,671,655	2,616,500
Deferred charges	282,101	274,666
Intangibles
Broadcast rights	4,776,114	4,776,078
Goodwill	88,111	88,111

	8,400,031	8,357,801

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 3]	71,518	44,201
Accounts payable and accrued liabilities	523,744	655,756
Income taxes payable	2,409	2,446
Unearned revenue	130,326	124,384
Current portion of long-term debt [note 3]	517	509
Current portion of derivative instruments	344	1,349

	728,858	828,645
Long-term debt [note 3]	2,971,246	2,706,534
Other long-term liability [note 8]	85,425	78,912
Derivative instruments	330,742	518,856
Deferred credits	687,896	687,836
Future income taxes	1,299,743	1,281,826

	6,103,910	6,102,609

Shareholders’ equity
Share capital [note 4]	2,063,272	2,063,431
Contributed surplus [note 4]	26,366	23,027
Retained earnings	238,899	226,408
Accumulated other comprehensive loss [note 6]	(32,416)	(57,674)

	2,296,121	2,255,192

	8,400,031	8,357,801

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars except per share amounts]	2008	2007

Service revenue [note 2]	817,468	743,828
Operating, general and administrative expenses	449,671	410,919

Service operating income before amortization [note 2]	367,797	332,909
Amortization:
Deferred IRU revenue	3,137	3,137
Deferred equipment revenue	33,037	29,579
Deferred equipment costs	(60,429)	(56,871)
Deferred charges	(256)	(256)
Property, plant and equipment	(110,550)	(102,617)

Operating income	232,736	205,881
Amortization of financing costs — long-term debt	(946)	(979)
Interest expense — debt [note 2]	(57,210)	(59,716)

	174,580	145,186
Other gains	1,682	23,535

Income before income taxes	176,262	168,721
Future income tax expense	53,318	56,582

Income before the following	122,944	112,139
Equity income on investee	133	84

Net income	123,077	112,223
Retained earnings (deficit), beginning of period	226,408	(68,132)
Adjustment for adoption of new accounting policy	—	1,754
Reduction on Class B Non-Voting Shares purchased for cancellation [note 4]	(25,017)	—
Dividends — Class A Shares and Class B Non-Voting Shares	(85,569)	(71,223)

Retained earnings (deficit), end of period	238,899	(25,378)

Earnings per share [note 5]
Basic and diluted	0.29	0.26

[thousands of shares]
Weighted average participating shares outstanding during period	427,764	431,750
Participating shares outstanding, end of period	427,200	432,220

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2008	2007

Net income	123,077	112,223

Other comprehensive income (loss) [note 6]
Change in unrealized fair value of derivatives designated as cash flow hedges	153,482	(58,488)
Realized gains on cancellation of forward purchase contracts	9,314	—
Adjustment for hedged items recognized in the period	7,088	14,507
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	(144,720)	45,931
Unrealized foreign exchange gain (loss) on translation of a self- sustaining foreign operation	94	(24)

	25,258	1,926

Comprehensive income	148,335	114,149

Accumulated other comprehensive income (loss), beginning of period	(57,674)	312
Adjustment for adoption of new accounting policy	—	(57,227)
Other comprehensive income	25,258	1,926

Accumulated other comprehensive loss, end of period	(32,416)	(54,989)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended November 30,
[thousands of Canadian dollars]	2008	2007

OPERATING ACTIVITIES [note 7]
Funds flow from operations	311,967	286,342
Net increase in non-cash working capital balances related to operations	(6,947)	(187)

	305,020	286,155

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(148,110)	(139,216)
Additions to equipment costs (net) [note 2]	(34,427)	(31,108)
Net customs duty recovery on equipment costs	—	22,267
Proceeds on cancellation of US forward purchase contracts	13,384	—
Net reduction (addition) to inventories	(5,638)	5,464
Deposits on wireless spectrum licenses	(152,465)	—
Cable business acquisition	(36)	—
Proceeds on disposal of property, plant and equipment	871	53

	(326,421)	(142,540)

FINANCING ACTIVITIES
Increase in bank indebtedness	27,317	19,687
Increase in long-term debt	171,615	100,000
Long-term debt repayments	(76,739)	(371,877)
Proceeds on cancellation of bond forward contract	10,757	—
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 4]	7,506	14,511
Purchase of Class B Non-Voting Shares for cancellation [note 4]	(33,574)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(85,569)	(71,223)

	21,313	(308,902)

Effect of currency translation on cash balances and cash flows	88	(23)

Decrease in cash and cash equivalents	—	(165,310)
Cash and cash equivalents, beginning of the period	—	165,310

Cash and cash equivalents, end of the period	—	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands of Canadian dollars, except per share amounts]

1.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2008.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Inventories
Effective September 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which provides more guidance on measurement and disclosure requirements. The application of this standard had no impact on the Company’s consolidated financial statements.
Capital disclosures
Effective September 1, 2008, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This standard requires the Company to disclose information that enables financial statement users to evaluate the Company’s objectives, policies and processes for managing capital. The new disclosures are included in note 9.
Financial instruments
Effective September 1, 2008, the Company adopted CICA Handbook Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation”. These standards require disclosure that enables financial statement users to evaluate and understand the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages those risks. The new disclosures are included in note 10.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. The Company will begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company is assessing the potential impacts of transition to IFRS and developing its plan accordingly.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

2.	BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended November 30,
	2008	2007
	$	$

Service revenue
Cable	630,408	566,388
DTH	168,481	157,837
Satellite Services	23,213	22,958

	822,102	747,183
Inter segment -
Cable	(1,054)	(910)
DTH	(2,705)	(1,570)
Satellite Services	(875)	(875)

	817,468	743,828

Service operating income before amortization
Cable	303,175	272,747
DTH	52,489	47,950
Satellite Services	12,133	12,212

	367,797	332,909

Interest (1)
Cable	50,304	51,003
DTH and Satellite Services	6,563	8,363
Burrard Landing Lot 2 Holdings Partnership	343	350

	57,210	59,716

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands
Capital expenditures

	Three months ended
	November 30,
	2008	2007
	$	$

Capital expenditures accrual basis
Cable	140,380	140,549
Corporate	23,889	12,016

Sub-total Cable including corporate	164,269	152,565
Satellite (net of equipment profit)	132	86

	164,401	152,651

Equipment costs (net of revenue received)
Cable	12,855	8,753
Satellite	20,234	22,355

	33,089	31,108

Capital expenditures and equipment costs (net)
Cable	177,124	161,318
Satellite	20,366	22,441

	197,490	183,759

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	148,110	139,216
Additions to equipment costs (net)	34,427	31,108

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	182,537	170,324
Increase in working capital related to capital expenditures	18,000	14,292
Less: Realized gains on cancellation of US dollar forward purchase contracts (1)	(1,338)	—
Less: Proceeds on disposal of property, plant and equipment	(871)	—
Less: Satellite equipment profit (2)	(838)	(857)

Total capital expenditures and equipment costs (net)reported by segments	197,490	183,759

(1)	During the first quarter, the Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains are included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets are recognized.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands
Assets

	November 30, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,690,089	867,227	516,496	8,073,812

Corporate assets				326,219

Total assets				8,400,031

	August 31, 2008
	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,465,183	869,710	523,736	7,858,629

Corporate assets				499,172

Total assets				8,357,801

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

3.	LONG-TERM DEBT

		November 30, 2008			August 31, 2008
		Translated
		at period			Translated
	Effective	end	Adjustment	Translated	at year	Adjustment for
	interest	exchange	for hedged	at hedged	end	hedged	Translated at
	rates	rate(1)	debt(2)	rate	exchange rate	debt (2)	hedged rate
	%	$	$	$	$	$	$

Corporate
Bank loans (3)	Variable	150,000	—	150,000	55,000	—	55,000
Senior notes-
Cdn $400,000 5.70% due March 2, 2017	5.72	395,309	—	395,309	395,196	—	395,196
Cdn $450,000 6.10% due November 16, 2012	6.11	446,207	—	446,207	445,997	—	445,997
Cdn $300,000 6.15% due May 9, 2016	6.34	291,289	—	291,289	291,059	—	291,059
US $440,000 8.25% due April 11, 2010	7.88	542,953	98,340	641,293	465,711	175,340	641,051
US $225,000 7.25% due April 6, 2011	7.68	277,262	77,513	354,775	237,781	116,888	354,669
US $300,000 7.20% due December 15, 2011	7.61	369,820	105,750	475,570	317,222	158,250	475,472
Cdn $350,000 7.50% due November 20, 2013	7.50	345,859	—	345,859	345,685	—	345,685

		2,818,699	281,603	3,100,302	2,553,651	450,478	3,004,129

Other subsidiaries and entities
Videon CableSystems Inc. -
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,220	—	131,220	131,429	—	131,429
Burrard Landing Lot 2 Holdings Partnership	6.31	21,844	—	21,844	21,963	—	21,963

		153,064	—	153,064	153,392	—	153,392

Total consolidated debt		2,971,763	281,603	3,253,366	2,707,043	450,478	3,157,521
Less current portion (4)		517	—	517	509	—	509

		2,971,246	281,603	3,252,849	2,706,534	450,478	3,157,012

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs, fair value adjustment on debt and bond forward proceeds of $23,901 (August 31, 2008 — $24,870).

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are deferred and offset by foreign exchange gains and losses arising on the related cross-currency interest rate agreements. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $281,603 (August 31, 2008 — $450,478) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at November 30, 2008:

			Operating
	Total	Bank loans(a) (b)	credit facilities(a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn including outstanding cheques	221,518	172,160	49,358
Letters of credit	642	—	642

	827,840	827,840	—

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.

(4)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.

4.	SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the year ended November 30, 2008 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Issued upon stock option plan exercises	—	—	450,642	8,398
Purchase of shares for cancellation	—	—	(1,683,000)	(8,557)

November 30, 2008	22,550,064	2,471	404,650,294	2,060,801

Purchase of shares for cancellation
During the three months ended November 30, 2008, the Company purchased 1,683,000 Class B Non-Voting Shares for cancellation for $33,574 of which $8,557 reduced the stated capital of the Class B Non-Voting Shares and $25,017 was charged against retained earnings.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and a former warrant plan may not exceed 32,000,000. To date 8,204,128 Class B Non-Voting Shares have been issued under these plans. During the three months ended November 30, 2008, 450,642 options were exercised for $7,506.
The changes in options for the three months ended November 30, 2008 are as follows:

		Weighted average
	Number	exercise price
		$

Outstanding at beginning of period	23,963,771	19.77
Granted	62,000	22.90
Forfeited	(360,750)	20.15
Exercised	(450,642)	16.66

Outstanding at end of period	23,214,379	19.84

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands
The following table summarizes information about the options outstanding at November 30, 2008:

	Number	Weighted
	outstanding	average	Weighted	Number	Weighted
	at	remaining	average	exercisable at	average
Range of prices	November 30, 2008	contractual life	exercise price	November 30, 2008	exercise price

$8.69	20,000	4.89	$8.69	20,000	$8.69
$14.85 — $22.27	14,708,379	5.37	$17.19	9,276,383	$16.46
$22.28 — $26.20	8,486,000	8.76	$24.44	1,985,500	$24.45

The weighted average estimated fair value at the date of the grant for common share options granted was $4.08 per option (2007 — $5.48) for the quarter. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended November 30
	2008	2007

Dividend yield	3.49%	2.70%
Risk-free interest rate	3.24%	4.50%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	24.6%	24.7%

Contributed surplus
The changes in contributed surplus are as follows:

November 30, 2008
$

Balance, beginning of period	23,027
Stock-based compensation	4,231
Stock options exercised	(892)

Balance, end of period	26,366

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

5.	EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended November 30,
	2008	2007

Numerator for basic and diluted earnings per share ($)
Net income	123,077	112,223

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	427,764	431,750
Effect of dilutive securities	2,655	4,667

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	430,419	436,417

Earnings per share ($)
Basic and diluted	0.29	0.26

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

6.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	179,684	(26,202)	153,482
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	8,097	(1,009)	7,088
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(168,875)	24,155	(144,720)
Unrealized foreign exchange gain on translation of a self-sustaining foreign operations	94	—	94

	32,384	(7,126)	25,258

Components of other comprehensive income (loss) and the related income tax effects for the three months ended November 30, 2007 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(70,441)	11,953	(58,488)
Adjustment for hedged items recognized in the period	18,115	(3,608)	14,507
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	54,234	(8,303)	45,931
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(24)	—	(24)

	1,884	42	1,926

Accumulated other comprehensive income (loss) is comprised of the following:

	November 30, 2008	August 31, 2008
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	413	319
Fair value of derivatives	(32,829)	(57,993)

	(32,416)	(57,674)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

7.	STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	Three months ended November 30,
	2008	2007
	$	$

Net income	123,077	112,223
Non-cash items:
Amortization
Deferred IRU revenue	(3,137)	(3,137)
Deferred equipment revenue	(33,037)	(29,579)
Deferred equipment costs	60,429	56,871
Deferred charges	256	256
Property, plant and equipment	110,550	102,617
Financing costs — long-term debt	946	979
Future income tax expense	53,318	56,582
Equity income on investee	(133)	(84)
Stock-based compensation	4,231	4,005
Defined benefit pension plan	6,513	5,517
Net customs duty recovery on equipment costs	—	(22,267)
Gain on cancellation of bond forward contract	(10,757)	—
Other	(289)	2,359

Funds flow from operations	311,967	286,342

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended November 30,
	2008	2007
	$	$

Accounts receivable	(15,886)	(22,193)
Prepaids and other	340	2,214
Accounts payable and accrued liabilities	2,714	16,373
Income taxes payable	(37)	(22)
Unearned revenue	5,922	3,441

	(6,947)	(187)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended November 30,
	2008	2007
	$	$

Interest	94,608	107,111
Income taxes	19	27

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

8.	OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $6,875 for the three months ended November 30, 2008 (2007 — $5,879).

9.	CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are:
(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.
The Company defines capital as comprising all components of shareholders’ equity (other than amounts in accumulated other comprehensive loss), long term debt (including the current portion thereof), and bank indebtedness.

	November 30, 2008	August 31, 2008

Bank indebtedness	71,518	44,201
Long-term debt	2,971,763	2,707,043
Share capital	2,063,272	2,063,431
Contributed surplus	26,366	23,027
Retained earnings	238,899	226,408

	5,371,818	5,064,110

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.
On November 12, 2008, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,000,000 Class B Non-Voting Shares during the period November 19, 2008 to November 18, 2009.
The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At November 30, 2008, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.
During the three months ended November 30, 2008, the Company’s overall capital structure management strategy was unchanged from the year ended August 31, 2008.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Financial Instruments
The fair value of financial instruments has been determined as follows:
a)	The carrying value of financial instruments included in current assets and current liabilities approximates their fair value due to their short-term nature.

b)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

c)	The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

d)	The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost.

e)	The fair value of interest and cross-currency interest exchange agreements and US currency contracts is the estimated amount that the company would pay to transfer the contracts to a third party.
The carrying values and estimated fair values of long-term debt and all derivative financial instruments are as follows:

	November 30, 2008		August 31, 2008
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$

Long-term debt	2,971,763	2,849,994	2,707,043	2,743,250

Derivative financial instruments — Cross-currency interest rate exchange agreements	328,297	328,297	513,385	513,385
US currency purchase and purchase option contracts	2,789	2,789	6,820	6,820

	3,302,849	3,181,080	3,227,248	3,263,455

The maturity dates for derivative financial instruments related to long-term debt are as outlined in note 3. US currency purchase contracts related to capital expenditures mature at various dates during fiscal 2009 to 2010.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands
Risk management
The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
Currency risk
As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since the Company’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. The Company utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness. As at November 30, 2008, 100% of the Company’s US dollar denominated debt maturities were hedged.
In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2009, the Company has entered into forward contracts to purchase approximately US $23 million over a period of 12 months commencing in September 2008 at an average exchange rate of 1.2443 Cdn.
Interest rate risk
Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian and US denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 3.
Interest on the Company’s banking facilities is based on floating rates, while the senior notes and debentures are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at November 30, 2008, 95% of the Company’s consolidated long-term debt was fixed with respect to interest rates.
Market risk
Net income and other comprehensive income for the three months ended November 30, 2008 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.
The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $14,320 (net of tax). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.
The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
November 30, 2008 and 2007
[all amounts in thousands
contracts and cross-currency interest exchange agreements and would have changed other comprehensive income by $6,470 (net of tax). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations interest rates.
Credit risk
Accounts receivable are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at November 30, 2008, the Company had accounts receivable of $204,031 (August 31, 2008 — $188,145), net of the allowance for doubtful accounts of $15,830 (August 31, 2008 — $15,396). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at November 30, 2008, $56,737 (August 31, 2008 — $53,421) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.
The Company also mitigates credit risk through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.
Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
Liquidity risk
Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.
The Company’s undiscounted contractual maturities as at November 30, 2008:

	Trade and other		Derivative	Interest
	payables(1)	Long term debt	Instruments(2)	payments(3)

(In $000’s Cdn)
Within one year	595,262	517	1,930	226,927
1 to 3 years	—	953,155	176,646	348,241
3 to 5 years	—	1,322,969	105,750	185,936
Over 5 years	—	719,023	—	127,280

	595,262	2,995,664	284,326	888,384

(1)	These balances include bank indebtedness, trade payables and accrued liabilities.

(2)	These balances include foreign exchange forward contracts and the foreign exchange portion of cross-currency interest exchange derivatives.

(3)	Interest payments on long-term debt and outstanding bank credit facility advances, net of settlement of the interest portion of the cross-currency interest exchange derivatives.